Exhibit 99.119

PROMETIC LIFE SCIENCES INC.

(the “Company”)

CERTIFICATE OF OFFICER

TO:	The Canadian Securities Regulatory Authorities in each of the Provinces and Territories of Canada

RE:	Abridging Time Pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”)

The undersigned, Marie Iskra, the duly appointed General Counsel of the Company, hereby certifies for and on behalf of the Company and not in her personal capacity and without personal liability, intending that the same may be relied upon by you without further inquiry, that the Company is relying on section 2.20 of NI 54-101 pertaining to the abridgement of time prescribed by subsections 2.1(b), 2.2(1) and 2.5(1) of NI 54-101 and the requirements set forth in section 2.20 have been complied with. Specifically:

(a)

the Company has arranged to have proxy-related materials for: (i) the special meeting of holders of common shares of the Company scheduled to be held on October 3, 2019 sent in compliance with the applicable timing requirements in sections 2.9 and 2.12 of NI 54-101;

(b)	the Company has arranged to have carried out all the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

(c)	the Company is relying upon section 2.20 of NI 54-101.

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DATED as of September 5, 2019

By:	(s) Marie Iskra
Name: Marie Iskra
Title: General Counsel

[Signature Page – Abridgement Certificate]